UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
(Amendment No. 1)
NOTIFICATION OF LATE FILING
Commission File Number 001-12991

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
BANCORPSOUTH, INC.

Full Name of Registrant
N/A

Former Name if Applicable
One Mississippi Plaza
201 South Spring Street

Address of Principal Executive Office (Street and Number)
Tupelo, Mississippi 38804

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
As previously reported by BancorpSouth, Inc. (the “Company”) in a Current Report on Form 8-K filed on February 26, 2010, management of the Company has determined, in consultation with the Company’s independent registered public accounting firm and with the concurrence of the Audit Committee of the Board of Directors, that certain asset quality indicators, including the allowance for credit losses, and their impact on the Company’s financial statements and related disclosures for the quarter ended December 31, 2009 should be further reviewed. In connection with this review, the Company is also assessing its internal control over financial reporting with respect to its loan review functions.
On January 21, 2010, the Company made a preliminary release of unaudited financial results for the quarter and year ended December 31, 2009. The unaudited financial results reported net income of $19.4 million, which reflected a credit loss provision of $34.7 million, for the fourth quarter. Net charge-offs were $24.6 million, or 1.01% as a percentage of average loans (annualized) for the quarter ended December 31, 2009. Based on information currently available, management of the Company anticipates that the unaudited consolidated balance sheet and the consolidated income statement for the quarter and year ended December 31, 2009 will be adjusted. The adjustments are expected to decrease net income. The impact of management’s review on the previously reported unaudited financial condition and results of operations of the Company as of and for the fourth quarter and year ended December 31, 2009 cannot be estimated or determined until the Company has completed its review of its bank subsidiary’s loan portfolio and the auditors have completed their examination.
As a result of the additional time required by the Company and its registered public accounting firm to complete the above-referenced activities, the Company is not able to file its Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) by the prescribed date without unreasonable effort or expense. Once the above-referenced activities are completed and the Audit Committee has had the opportunity to discuss the final audited financial statements, the Company intends to file the Form 10-K as soon as practicable thereafter. The Company currently anticipates that the Form 10-K will be filed no later than the fifteenth calendar day following the date on which the Form 10-K was due (i.e., on or before March 16, 2010).

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

William L. Prater	662	680-2536
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above in Part III of this filing, the Company is reviewing information that is currently available to determine if the allowance for credit losses at December 31, 2009, as reported on January 21, 2010 in its preliminary unaudited financial results, is adequate. Management currently believes that it is likely that this review will result in the Company recording a higher provision for credit losses than had previously been reported in the unaudited financial results. While management anticipates that a higher provision would cause a significant change in the results of operations for 2009 as compared to the results of operations for the fiscal year ended December 31, 2008, it is not possible to quantify the impact at this time.

BANCORPSOUTH, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2010	By	/s/ William L. Prater

William L. Prater, Treasurer and Chief Financial Officer